Exhibit (d)(1)(a)

TRANSAMERICA PARTNERS PORTFOLIOS

INVESTMENT ADVISORY AGREEMENT

SCHEDULE A

May 1, 2017

Fund	Investment Advisory Fee
Transamerica Partners Balanced Portfolio	0.45%
Transamerica Partners Government Money Market Portfolio	0.25% of the first $1 billion 0.24% over $1 billion to $3 billion 0.23% in excess of $3 billion
Transamerica Partners Large Value Portfolio	0.45%